Exhibit 4.11

July  31,  2006


Dennis  Cagan
Patrick  Quinn
Trinity  Learning  Corporation
4101  International  Parkway
Carrollton,  TX  75007

Dear  Dennis  &  Pat,

This letter is intended to formalize the discussions that have taken place regarding Palisades Master Fund, LP ("PMF") subordinating its $4.5 million Convertible Debenture in order for Trinity Learning Corp ("Trinity") to close on a $7.5 million on financing transaction with Laurus Master Funds ("Laurus"). PMF is willing to subordinate its term loan predicated upon:

1) Trinity issuing to Palisades Master Fund, LP, a $ 1,000,000 Convertible Preferred priced at $1.00 per share, each preferred share is convertible into 10 common shares priced at $0.10 with a 7% coupon. The Preferred will have a 5-year maturity and will pay semi-annually. The Preferred will be issued to Palisades on or before July 31, 2006.

2) Trinity may redeem any non-converted preferred shares at par value for a period up to 5 years.

3) Trinity will be required to register the shares underlying the Convertible Preferred at the earlier of the next registration statement being filed or 210 days from the date of issuance.

4) All other terms and conditions of the existing Palisades Master Fund Convertible Debenture and related agreements will remain in place, including all anti dilution provisions. The Company agrees that the conversion price of the Debenture shall be reduced to $0.10 per share

5) The Company will issue to Palisades Master Fund, LP, a $1,800,000 Convertible Preferred priced at $1.00 per share, each preferred share is convertible into 10 common shares priced at $0.10 with a 7% coupon. The Preferred will have a 5-year maturity and will pay semi-annually. The Preferred will be issued to Palisades upon the closing of the contemplated financing with Laurus or with another fund on terms similar or better. The Preferred will be identical to the terms and conditions that were issued to Laurus.

6) The Laurus financing will need to be completed and funded no later than August 31, 2006.

     Agreed  to:                         Agreed  to:


     PEF  Advisors                         Trinity  Learning  Corporation